UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

CRYO-CELL International, Inc.

(Name of Issuer) Common Stock, par value $0.01 per share
(Title of Class of Securities) 228895108
(Cusip Number) Steven Lanter, Esq. Luse Gorman Pomerenk & Schick, PC 5335 Wisconsin Avenue, NW, Suite 780 Washington, D.C. 20015 (202) 274-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) July 28, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.⁪

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): David Portnoy N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 208,034
8. Shared Voting Power: 0
9. Sole Dispositive Power: 208,034
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 208,034
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 1.8%
14. Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): PartnerCommunity, Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 122,798
8. Shared Voting Power: 0
9. Sole Dispositive Power: 122,798
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 122,798
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 1.0%
14. Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): uTIPu Inc.
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: Florida
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 55,219
8. Shared Voting Power: 0
9. Sole Dispositive Power: 55,219
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 55,219
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 0.4%
14. Type of Reporting Person (See Instructions): CO

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Mayim Investment Limited Partnership
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 199,738
8. Shared Voting Power: 0
9. Sole Dispositive Power: 199,738
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 199,738
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 1.7%
14. Type of Reporting Person (See Instructions): PN

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Jamie H. Zidell N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 180,530
8. Shared Voting Power: 0
9. Sole Dispositive Power: 180,530
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 180,530
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 1.5%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Deborah Portnoy
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: France
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 55,845
8. Shared Voting Power: 0
9. Sole Dispositive Power: 55,845
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 55,845
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 0.5%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Lynne Portnoy
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 16,150
8. Shared Voting Power: 1,000
9. Sole Dispositive Power: 16,150
10. Shared Dispositive Power: 1,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 17,150
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 0.1%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Gilbert Portnoy
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 143
8. Shared Voting Power: 1,000
9. Sole Dispositive Power: 143
10. Shared Dispositive Power: 1,000
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,143
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 0.0%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Mark L. Portnoy N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 104,515
8. Shared Voting Power: 0
9. Sole Dispositive Power: 104,515
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 104,515
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 0.9%
14. Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Capital Asset Fund #1 L.P. N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 150,029
8. Shared Voting Power: 0
9. Sole Dispositive Power: 150,029
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 150,029
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐⁪
13. Percent of Class Represented by Amount in Row (11): 1.3%
14. Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): George Gaines N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 700,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 700,000
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 700,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 6.0%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Charles W. Northcutt, Jr. N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 64,900
8. Shared Voting Power: 25,700
9. Sole Dispositive Power: 64,900
10. Shared Dispositive Power: 25,700
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 90,600
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 0.8%
14. Type of Reporting Person (See Instructions): IN

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Harold D. Berger N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 6,130
8. Shared Voting Power: 0
9. Sole Dispositive Power: 6,130
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 6,130
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 0.0%
14. Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108
1. Name of Reporting Person: I.R.S. Identification Nos. of above persons (entities only): Jonathan H. Wheeler, M.D. N/A
2. Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☒ (b) ☐
3. SEC Use Only:
4. Source of Funds (See Instructions): PF, OO
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ⁪
6. Citizenship or Place of Organization: United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power: 10,000
8. Shared Voting Power: 0
9. Sole Dispositive Power: 10,000
10. Shared Dispositive Power: 0
11. Aggregate Amount Beneficially Owned by Each Reporting Person: 10,000
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13. Percent of Class Represented by Amount in Row (11): 0.0%
14. Type of Reporting Person (See Instructions): IN, HC

CUSIP No. 228895108

Item 1.            Security and Issuer.

The Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on January 25, 2005 (the “Statement”), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the “Common Stock”), issued by Cryo-Cell International, Inc. (“CCII” or the “Company”), is hereby amended for the ninth time to furnish the additional information set forth herein.

Item 2.            Identity and Background.

Other than as set forth below, the information in Item 2 is unchanged from Amendment No.8 to the Statement, as filed with the SEC on June 3, 2011.

14. Jonathan H. Wheeler, M.D.

(a)	Jonathan H. Wheeler, M.D.

(b)	Jonathan H. Wheeler, M.D.’s business address is 351 Hospital Road, #611, Newport Beach, California 92663.

(c)	Jonathan H. Wheeler, M.D. is a licensed physician specializing in the fields of obstetrics and gynecology.

(d)	During the last five years, Jonathan H. Wheeler, M.D. has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, Jonathan H. Wheeler, M.D. has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

(f)	Jonathan H. Wheeler, M.D. is a United States citizen.

Visual Investment Corp. is no longer deemed to be a part of the group of Reporting Persons filing this Statement as it no longer owns any shares of the Company’s Common Stock.

Item 3.            Source and Amount of Funds or Other Consideration

Other than as set forth below, the information contained in Item 3 is unchanged from Amendment No. 8 to the Statement, as filed with the SEC on June 3, 2011:

(1) David I. Portnoy owns 208,034 shares of Common Stock acquired in open market purchases using personal funds. David I. Portnoy estimates that the total amount of funds used to acquire these shares was $439,000. These Common Stock acquisitions were made between June 2004 and June 2011. No funds were borrowed to acquire these shares.

(7) Deborah Portnoy owns 55,845 shares of Common Stock acquired in open market purchases using personal funds. Deborah Portnoy estimates that the total amount of funds used to acquire these shares was $140,276. These Common Stock acquisitions were made between August 2010 and May 2011. No funds were borrowed to acquire these shares.

(10) Mark L. Portnoy owns 104,515 shares of Common Stock acquired in open market purchases using personal funds. Mark L. Portnoy estimates that the total amount of funds used to acquire these shares was $283,000. These Common Stock acquisitions were made between August 2004 and June 2011. No funds were borrowed to acquire these shares.

(11) Capital Asset Fund #1 Limited Partnership owns 150,029 shares of Common Stock acquired in open market purchases using working capital. Capital Asset Fund Limited Partnership estimates that the total amount of funds used to acquire these shares was $366,496. These Common Stock acquisitions were made between August 2004 and June 2011. No funds were borrowed to acquire these shares.

CUSIP No. 228895108

(12) George Gaines owns 700,000 shares of Common Stock acquired in open market purchases using personal funds. George Gaines estimates that the total amount of funds used to acquire these shares was $1,550,245. These Common Stock acquisitions were made between January 2005 and June 2011. Some of the shares of Common Stock were acquired pursuant to a margin account but there is currently no margin.

(14) Harold D. Berger owns 6,130 shares of the Common Stock acquired in open market purchases using personal funds. Harold D. Berger estimates that the total amount of funds used to acquire these shares was $19,319. These Common Stock acquisitions were made in May and June 2011. No funds were borrowed to acquire these shares.

(15) Jonathan H. Wheeler, M.D. owns 10,000 shares of the Common Stock acquired in open market purchases using personal funds. Jonathan H. Wheeler, M.D. estimates that the total amount of funds used to acquire these shares was $28,250. These Common Stock acquisitions were made in June 2011. No funds were borrowed to acquire these shares.

Item 4.             Purpose of Transaction.

Except as set forth below, the information contained in Item 4 is unchanged from Amendment No. 8 to the Statement, as filed with the SEC on June 3, 2011.

On July 28, 2011, the Reporting Persons filed definitive proxy materials with the SEC to solicit proxies for the Company’s 2011 Annual Meeting in order to elect five nominees to the Company’s board of directors.

Additionally, the following parties have entered into the voting and expense sharing agreement as previously described in Item 6 to Amendment No. 7 to the Statement: PartnerCommunity, Inc; uTIPu Inc.; Mayim Investment Limited Partnership; and Capital Asset Fund #1 L.P.

Item 5.             Interest in Securities of the Issuer.

(a) - (b)

Except as set forth below, the information contained in Item 5 in unchanged from Amendment No. 8 to the Statement, as filed with the SEC on June 3, 2011:

David I. Portnoy may be deemed the beneficial owner of 658,927 shares of Common Stock, which number includes (i) 199,080 shares of Common Stock held directly through IRA accounts of David I. Portnoy, and 100 shares that he owns individually of record, all of which he has the sole power to vote and dispose or direct the disposition; (ii) 122,798 shares of Common Stock held by PartnerCommunity, as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary and as managing member of Mayim Management, LLC, which may exercise investment and voting discretion over such shares of Common Stock in accordance with the Investment Advisory Agreement; (iii) 55,219 shares of Common Stock held by uTIPu Inc., as to which David I. Portnoy may be deemed the beneficial owner as chairman of the board and secretary; (iv) 199,738 shares of Common Stock held by Mayim Investment Limited Partnership, as to which David I. Portnoy may be deemed the beneficial owner as the managing member and owner of Mayim Management, LLC, which is the general partner of Mayim Management Limited Partnership, which is the general partner of Mayim Investment Limited Partnership; (v) 55,845 shares of Common Stock held by Deborah Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising voting discretion over such shares; (vi) 16,150 shares of Common Stock held by Lynne Portnoy and 1,000 shares of Common Stock held jointly by Lynne Portnoy and Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares in accordance with the agreement between Lynne Portnoy, Gilbert Portnoy and David I. Portnoy described below; (vii) 143 shares of Common Stock held by Gilbert Portnoy, as to which David I. Portnoy may be deemed the beneficial owner as a result of exercising investment and voting discretion over such shares in accordance with the agreement between Gilbert Portnoy, Lynne Portnoy and David I. Portnoy described below; (viii) 4,854 Shares held by David I. Portnoy as custodian for his minor son Eliezer Portnoy; and (ix) 4,000 Shares held by David I. Portnoy as custodian for his minor daughter Talya Portnoy.

CUSIP No. 228895108

Based upon 11,756,325 shares of the Company’s common stock outstanding as of June 27, 2011, the record date for the Company’s 2011 Annual Meeting of Stockholders, the above ownership represents beneficial ownership of approximately 5.6% of the outstanding Shares of the Company’s common stock.

Mark L. Portnoy may be deemed the beneficial owner of 254,544 shares of Common Stock, which number includes (i) 104,515 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition and (ii) 150,029 shares of Common Stock held by Capital Asset Fund #1 Limited Partnership, as to which Mark L. Portnoy may be deemed the beneficial owner as its general partner. Based upon 11,756,325 shares of Common Stock outstanding as of June 27, 2011, the record date for the Company’s 2011 Annual Meeting of Stockholders, this represents beneficial ownership of approximately 2.2% of the shares of Common Stock outstanding.

Capital Asset Fund #1 Limited Partnership may be deemed the beneficial owner of the 150,029 shares of Common Stock held in its name. Mark L. Portnoy is the general partner of Capital Asset Fund #1 Limited Partnership. Based upon 11,756,325 shares of Common Stock outstanding as of June 27, 2011, the record date for the Company’s 2011 Annual Meeting of Stockholders, this represents beneficial ownership of approximately 1.3% of the shares of Common Stock outstanding.

George Gaines may be deemed the beneficial owner of 700,000 shares of Common Stock held in his name, as to which he has the sole power to vote and dispose or direct the disposition. Based upon 11,756,325 shares of Common Stock outstanding as of June 27, 2011, the record date for the Company’s 2011 Annual Meeting of Stockholders, this represents beneficial ownership of approximately 6.0% of the shares of Common Stock outstanding.

Harold D. Berger may be deemed the beneficial owner of the 6,130 shares of Common Stock held in his name. Based upon 11,756,325 shares of Common Stock outstanding as of June 27, 2011, the record date for the Company’s 2011 Annual Meeting of Stockholders, this represents beneficial ownership of less than 0.1% of the shares of Common Stock outstanding.

Jonathan H. Wheeler, M.D. may be deemed the beneficial owner of the 10,000 shares of Common Stock held in his name. Based upon 11,756,325 shares of Common Stock outstanding as of June 27, 2011, the record date for the Company’s 2011 Annual Meeting of Stockholders, this represents beneficial ownership of less than 0.1% of the shares of Common Stock outstanding.

To the extent that each of the persons named in Item 2 above are deemed to be a group pursuant to Section 13(d)(3) of the Securities Act of 1933, these persons, in the aggregate, may be deemed the beneficial owners of 1,904,819 shares of the Common Stock. Based upon 11,756,325 Shares outstanding as of the Record Date, as reported in Cryo-Cell’s Proxy Statement, this represents beneficial ownership of approximately 16.2% of the shares of the Common Stock outstanding

(c)

The information provided below lists each transaction effected in the shares of Common Stock by each Reporting Person since the filing of Amendment No. 8 to the Statement:

DAVID PORTNOY

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
06/22/11	1,331	$2.90
06/21/11	8,581	$2.90
06/10/11	(5,000)	$3.00
06/10/11	(5,000)	$3.00
06/10/11	(2,000)	$2.91

DEBORAH PORTNOY

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
06/27/11	(3,000)	$2.82
06/23/11	(200)	$3.00
06/13/11	1,000	$3.00
06/10/11	45	$2.90
06/10/11	2,000	$2.99
06/03/11	(2,000)	$3.00
06/02/11	(5,256)	$3.24
06/01/11	(5,000)	$3.29

CUSIP No. 228895108

MARK L. PORTNOY

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
06/29/11	(1,000)	$2.82
06/28/11	(1,000)	$2.82
06/23/11	(1,000)	$2.90
06/22/11	(1,000)	$3.00
06/21/11	(1,000)	$2.93
06/06/11	(1,000)	$2.95
06/02/11	(1,000)	$3.35
06/01/11	(750)	$3.31
06/01/11	(250)	$3.30

CAPITAL ASSET FUND #1 L.P.

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
06/22/11	4,000	$3.04
06/22/11	3,998	$2.95
06/22/11	13,392	$3.00
06/22/11	4,916	$2.90
06/21/11	4,500	$2.95
06/21/11	500	$2.94
06/20/11	18,000	$2.95
06/20/11	500	$2.93

GEORGE GAINES’ IRA

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
06/10/11	9,000	$3.00
06/10/11	9,000	$3.00
06/10/11	5,000	$3.00
06/10/11	2,912	$3.10
06/10/11	1,500	$3.00
06/10/11	500	$2.97

JONATHAN H. WHEELER, M.D.

Trade Date	Number of Shares Bought/(Sold)	Price Per Share
07/08/11	5,000	$2.70
06/13/11	5,000	$3.00

CUSIP No. 228895108

Item 6.            Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as set forth below, the information contained in this item in unchanged from Amendment No. 8 to the Statement, as filed with the SEC on June 3, 2011:

The following parties have entered into the voting and expense sharing agreement as previously described in Item 6 to Amendment No. 7 to the Statement: PartnerCommunity, Inc; uTIPu Inc.; Mayim Investment Limited Partnership; and Capital Asset Fund #1 L.P.

Item 7.            Material to Be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreements and Powers of Attorney

CUSIP No. 228895108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 28, 2011

By: /s/ David Portnoy David Portnoy	By: /s/ David Portnoy David Portnoy, for Jamie H. Zidell, pursuant to power of attorney

PARTNERCOMMUNITY, INC. By: /s/ David Portnoy David Portnoy Chairman of the Board	By: /s/ Deborah Portnoy Deborah Portnoy

uTIPu Inc. By: /s/ David Portnoy David Portnoy Chairman of the Board	By: /s/ David Portnoy David Portnoy, for Lynne Portnoy pursuant to power of attorney

MAYIM INVESTMENT LIMITED PARTNERSHIP By:Mayim Management LLC, its general partner By: /s/ David Portnoy David Portnoy President	By: /s/ David Portnoy David Portnoy, for Gilbert Portnoy pursuant to power of attorney

CAPITAL ASSET FUND #1 LIMITED PARTNERSHIP By:Capital Asset Fund #1 Limited Partnership By: /s/ Mark L. Portnoy Mark L. Portnoy, General Partner	By: /s/ Mark L. Portnoy Mark L. Portnoy

CUSIP No. 228895108

By: /s/ Charles W. Northcutt, Jr. Charles W. Northcutt, Jr.	By: /s/ George Gaines George Gaines

By: /s/ Harold D. Berger Harold D. Berger	By: /s/ Jonathan H. Wheeler, M.D. Jonathan H. Wheeler, M.D.